June 13, 2006

VIA FACSIMILE (214) 855-8200 and U.S. Mail

Harva R. Dockery, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue, Suite 2800
Dallas, Texas 75201-2784
(214) 855-8369

Re:	Motient Corporation
	Preliminary Proxy Statement filed June 2, 2006 by Highland Capital Management, L.P.
	Definitive Additional Materials filed June 2, 2006 by Highland Capital Management, L.P.
	File Number: 000-23044

Dear Ms. Harva:

	We have reviewed your above-referenced filings and have the following comments. Some of these comments confirm matters brought to your attention in my conversation with you earlier today.

General

1. Revise the form of proxy to clearly mark it as "Preliminary
Copies. "  Refer to Rule 14a-6(e)(1).

Schedule 14A

2. In our letter dated March 21, 2006 to Janice V. Sharry, Esq. Of Haynes and Boone, LLP with respect to the Schedule 13D and
Schedule 14A March 16, 2006 filings by Highland Capital Management, L.P. ("Highland"), we requested that Highland, in its future filings, be mindful of its obligations under Rule 14a-9. You responded to that letter on April 6, 2006. As you are aware, from this and our prior comment letter to you, you must ensure that any allegation is substantiated. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in the proxy materials or provided to the staff on a supplemental basis. The bases for the opinions you set forth in much of your proxy materials are not self-evident and are not disclosed. Accordingly, for each claim you are making in your proxy materials, please amend to recharacterize each claim as a belief and provide support for each such belief. We will provide some examples, but these examples are not exclusive of the disclosure that we believe requires amendment, as your document contains many statements requiring support and more balanced disclosure. Examples of some of the statements in your filing that in your amended filing either should be deleted, or must be supported, include, but are not limited to the following:

* In your letter to shareholders, with your preliminary proxy, you make such statements that "Highland . . . do[es] not believe that the management of the Company is acting, or that the director nominees will act, in your best interest." You further state that "We believe that these announcements are in response to actions we have taken to publicize the degree to which Motient is being mismanaged and to effectuate change at the Motient Board of Directors level."
Further, you state, ". . . we do not believe that the outgoing directors, given their past actions, should be trusted to act in the stockholders` best interest in selecting a new slate to manage
Motient. It appears to us highly unlikely that the election of such a slate would put an end to Motient`s long history of mismanagement, particularly since senior management will remain the same."

* Throughout your preliminary proxy statement, you refer to "Motient`s Long History of Mismanagement" and similar references;

* You have not qualified as opinion numerous other statements throughout your preliminary proxy statement, including references to "lack of vision," "business mistakes," "ill-advised strategic transactions," "decision to provide excessive compensation," an "ill-advised consolidation transaction," support . . . of this ill-conceived transaction demonstrates that such Motient board and management lack vision and are again not acting in the best interests of Motient`s stockholders," compensation is described as "excessive" and terms of employment agreements are described as "lucrative." Similarly, you indicate that "it became apparent to the Highland parties that certain members of Motient management and the Motient board (other than Mr. Dondero) were not taking actions that were in the best interest of the stockholders and were not seeking to maximize Motient stockholder value."

* In your discussion of Motient`s disclosures of what Highland views to be certain related party transactions, indicates expenses to have been incurred "allegedly for service related obligations," (page
6) without providing any basis for your inference these expenses were, in fact, incurred otherwise.

* You have drawn frequent conclusions based on undisclosed "understandings" you hold or data and calculations that are not disclosed and, as a consequence, do not enable stockholders to draw conclusions about these issues. For instance (at page 12) Highland indicates that the implied valuation of a proposed Highland transaction "is very different than that which we understand was used by Motient Management with respect to a previously contemplated transaction last Fall. Based on our calculations, it appears management has now signed a deal to sell Motient`s interest in MSV at a discount of nearly 45% . . . ."  Present your calculations or the basis for this undisclosed "understanding." Similarly, you conclude (at page 13) that a proposed Motient transaction, "based on our calculations . . . could have ultimately cost existing Motient stockholders up to $300.0 million." Please present your calculations.

* In discussion of an option grant to Motient directors (at page
21) you engage in speculation making the prediction that "these options could ultimately be worth hundreds of thousands or millions of dollars." Please provide your calculations to support this assertion.

* In your preliminary proxy statement as well as your soliciting materials filed with the SEC on May 24, 2006, you refer to Motient`s "lame duck board of directors." It appears that this label is inappropriate given that half of the members intend to continue service. Please amend your materials to delete the reference.

3. Please amend your disclosure to provide balance in discussing
Mr. Dondero`s role, as a director of Motient, in various matters addressed in your proxy statement. Examples of some of the matters addressed in your filing that appear to require amendment to disclose the role of Mr. Dondero, include, but are not limited to the following:

* Mr. Dondero, as a company director, appears to have reviewed and approved the corporate planning that contemplated a strategy including disposal of certain businesses and specifically anticipated as a consequence, revenue declines that Highland now criticizes at page 15;

* Mr. Dondero, as a company director, should have been aware, but apparently cast no vote in opposition to, either (i) the engagement of CTA as the company`s chief restructuring entity, which Highland criticizes and cites as a basis for its solicitation against the company`s board nominees (at page 6) or (ii) at CTA`s direction, payment of a portion of CTA`s fees to entities run by Mr. Gary Singer, which Highland argues is a basis for belief that the company`s board and management`s ability to exercise independent judgment and act in the best interest of the company`s security holders was compromised (at pages 6-7);

* It appears that Mr. Dondero, as a company director, should have been aware of, yet cast no vote in opposition to two of four engagements of Tejas Incorporated, the company`s investment banking firm in respect of which Highland also challenges the board`s and management`s ability to exercise independent judgment and act in the best interest of company security holders (at page 7);

* Mr. Dondero, as a company director, appears to have been fully informed of, yet cast no vote in opposition to the investment in MSV and the potential Investment Company Act risks that Highland now cites as evidence of management`s "inability to properly care for Motient`s business" (at page 10).

* It appears that although no officer holds the title of Chief Executive Officer or Chief Financial Officer, the company has had a principal executive officer and a principal financial officer fulfilling the responsibilities of the CEO and CFO during the last two years that Mr. Dondero served as a director. Mr. Dondero appears to have been aware of these roles as a director. Further, it appears that CTA never functioned as the Motient`s CEO or CFO, as outlined in the engagement as Motient`s chief restructuring entity, as approved by the company`s directors, including Mr. Dondero. We note however Higland`s disclosure materials suggest the contrary to be the case and argue that the situation is indicative of mismanagement (at pages 10, 14, and 15).

4. We note that Highland claims, in its soliciting materials filed as Exhibit 99.3 to its Schedule 14A filed on June 2, 2006 (at page
11), that the company`s "fully-diluted share count has more than doubled, from approximately 29.1 million to 69.7 million shares" and argues that this dilution has decreased the value of the company "by approximately $6.20" per share. Highland attributes $5.16 per share of dilution (at page 11 and on the chart on page 12) in these soliciting materials to underpricing of various PIPE transactions in which the company engaged. It appears though, that as a company director, James Dondero voted to approve the company`s participation in the PIPE transactions, in April 2004, July 2004, and November 2004. Further, Mr. Dondero and his affiliates appear to have been primary participants in these PIPE transactions, acquiring shares and thus directly benefited from any "underpricing" of the PIPE transactions Highland now says are dilutive to security holders. Please amend your materials to include this relevant information to provide balance to your disclosure.

5. Please amend your disclosure to provide the entirety of the factual background of Motient`s late filing history. We note that you discuss at page 15 that Motient did not timely file its annual reports on Form 10-K for the fiscal years 2005 or 2004 or its quarterly reports on Form 10-Q for the first quarter of fiscal
2006, the second quarter of fiscal 2005 and the first quarter of fiscal 2004. It appears though each such report, other than the Form
10-Q for the first quarter of 2004, was filed in accordance with Rule 12b-25 and deemed timely filed. Further, we note that Highland does not state that (i) the respective deadlines for such filings were missed before present management joined the company and (ii) such filings were ultimately made only after present management joined. We believe that such facts should be added to balance your disclosure, or alternately, you should remove the criticism of the filings.

Closing Comment

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to the filing persons` disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

      If you do not agree with a comment, then tell us why in your response. Your response letter should be uploaded to EDGAR with the form type label "CORRESP" and linked to the Exchange Act file number. Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Very truly yours,



Celeste M. Murphy
Special Counsel
Office of Mergers
and Acquisitions